                                                                   Excellent
                                                                CUSTOMER SERVICE
                                                               is alive and well

[PHOTOS]

                                                      [WEST BANCORPORATION LOGO]
                                  West Bancorporation, Inc. | 2004 Annual Report

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES
FINANCIAL HIGHLIGHTS                    (dollars in thousands, except per share)

                                                    2004              2003              2002              2001               2000
                                                    ----              ----              ----              ----               ----
YEAR-END BALANCES
          Assets                                 $1,148,435        $1,000,612        $  886,116        $  815,970        $  827,876
          Investment securities                     347,052           274,913           212,292           189,473           292,371
          Loans                                     725,845           599,355           488,453           493,399           500,079
          Non-performing loans                          860             1,793             1,899             1,274             1,171
          Deposits                                  865,932           705,074           613,099           571,730           547,283
          Stockholders' equity                       97,620            92,896            85,824            79,012            70,845

AVERAGE BALANCES
          Assets                                  1,066,511           932,907           837,938           837,798           812,411
          Investment securities                     301,718           246,823           213,361           203,137           282,946
          Loans                                     645,875           531,033           482,013           495,825           489,598
          Deposits                                  764,741           608,544           568,625           547,247           513,296
          Stockholders' equity                       94,209            88,742            81,904            74,977            63,872

RESULTS OF OPERATIONS
          Net interest income                        35,647            32,322            30,990            29,662            27,560
          Provision for loan losses                   1,200               850               910             1,063             1,190
          Noninterest income                         10,706             9,305             6,614             6,314             5,678
          Noninterest expense                        16,968            14,694            11,220            10,480             9,596
          Income before taxes                        28,185            26,083            25,474            24,433            22,452
          Net income                                 18,614            17,283            16,376            15,736            14,416

PER COMMON SHARE (1)
          Net income                                   1.11              1.02              0.97              0.93              0.85
          Dividend                                    0.625             0.610             0.590             0.571             0.552
          Book value                                   5.84              5.51              5.09              4.69              4.20
          Closing price                               17.61             16.46             14.46             11.24             10.60

RATIOS
          Return on average equity                    19.76%            19.48%            19.99%            20.99%            22.57%
          Return on average assets                     1.75%             1.85%             1.95%             1.88%             1.77%
          Efficiency ratio                            35.78%            34.78%            29.19%            28.23%            27.98%
          Net interest margin                          3.71%             3.77%             3.97%             3.81%             3.62%
          Average equity as %
             of average assets                         8.83%             9.51%             9.77%             8.95%             7.86%
          Allowance for loan losses
             as % of average loans                     1.01%             1.13%             0.93%             0.86%             0.86%
          Net charge-offs as %
             of average loans                          0.10%             0.05%             0.14%             0.21%             0.21%
          Nonperforming loans
             as % of loans                             0.12%             0.30%             0.39%             0.26%             0.23%

                                 Shareholders'
                                            LETTER

DEAR SHAREHOLDERS:

I am pleased to report that 2004 was an exceptional year. Net income for the Company was $18,614,000, or $1.11 per share, up from $17,283,000 or $1.02(1) per share in 2003. Return on average equity was 19.76% and return on average assets was 1.75%. The efficiency ratio was 35.78%. The efficiency ratio for our subsidiary West Bank was 30.70%.

Our 2003 acquisitions of Hawkeye State Bank in Iowa City and VMF Capital produced results in 2004 that exceeded our expectations. In the Iowa City market we recruited additional business development and customer service personnel, reviewed and improved the quality of the existing loan portfolio, developed significant new business relationships and increased our community involvement. At VMF Capital we increased assets under management through new business development, had strong performance in all investment styles and increased our profitability. The VMF Capital small cap equity investment style ranked among the top investment returns in the nation for 2004 according to the November 15, 2004 issue of Pensions & Investments.

Our 2004 results came from working in partnership with each of our four stakeholders. Highlights of our efforts to add value for these stakeholders follow.

OUR SHAREHOLDERS. In 2004 we paid a 5% stock dividend plus a cash dividend of $.625 per share for an average dividend yield of 3.55% based on the year end closing stock price of $17.61. This compares to our peers' average dividend yield of approximately 1.80%.(2) The total return on an investment in our stock from January 1, 2004 through December 31, 2004 was 11.2% compared to the total return of the SNL Midwest Bank Index of 12.8%.

OUR EMPLOYEES. Our employees are our most important asset. Our mission is to provide a quality work environment in which our employees can serve our clients. In 2004 we made investments in technology at all locations and in the physical facilities at many of our locations. We completed the office design we will use for new offices. In order to promote employee ownership of the Company we amended our 401(k) plan to become the Employee Savings and Stock Ownership Plan which will allow our employees to voluntarily direct funds to be invested in Company stock on a tax deferred basis. These improvements will continue in 2005 as we enhance the quality of the work environment for our employees so that it becomes even more fun, competitive and efficient.

OUR CLIENTS. As profiled in our annual report, Leachman Lumber, Des Moines Service Corporation and Iowa Cancer Treatment Center are typical of the close relationships we have with our many clients. The bank's 2004 client survey told us our clients expect convenient, excellent service and effective products that are competitively priced. In 2004 we enhanced the quality and frequency of the training our business development and customer service employees received to increase their expertise and their awareness of our customers needs. In December we opened a new office in Coralville to better serve the Coralville and North Liberty areas of our eastern Iowa market. We continuously strive to meet our mission of providing exceptional service as we solve our clients' financial needs.

OUR COMMUNITY. Contributing to the communities where we work is the soul of our company. In 2004 we continued our focus on buying local, funding charitable contributions and community service. Our commitment to buying local, whenever possible, helps create strong local economies where our businesses thrive and our citizens are employed. Through The West Bancorporation Foundation and West Bank we approved 29 charitable grants totaling $168,000. Several community projects were accomplished as our employees contributed approximately 7,500 hours to community service.

David R. Milligan retired as Chairman and Chief Executive Officer of West Bank on December 31, 2004 and will retire from the Company's board of directors at the annual meeting on April 12, 2005. Dave Milligan joined West Bank in 1980. During his tenure at the bank he was a trust officer, commercial loan officer, general counsel, Chairman and Chief Executive Officer. He has agreed to remain with us in a part time capacity working on special projects.

Our 2004 accomplishments continue to rank us among the top community banks in the nation. We believe we can improve. Our 2005 focus will remain on building long-term customer relationships and providing financial solutions. Our goal is to have steady growth in all asset classes and business lines without resorting to lower credit quality or excessive pricing. We plan to expand our statewide market share at West Bank and VMF Capital while also expanding the depth of the relationships with our existing clients.

We are prepared for 2005 to be a challenging year. Economic indications are that the national and State of Iowa economies will continue to grow at a slow pace through the end of 2005 with low to moderate inflation. We expect a steady increase in short term interest rates to keep inflation in check and bring rates back in line with the historical averages for a growing economy. At the same time we anticipate an overall flattening of the yield curve throughout the year as intermediate and long-term interest rates remain near their current levels. The ongoing uncertainty that remains out of our control is the high level of terrorist driven turmoil throughout the world.

All of us at West Bank and VMF Capital look forward to delivering exceptional service and financial solutions to our clients, and providing the financial results you, our shareholders, expect.

                                                               Very truly yours,
                                                         /s/ Thomas E. Stanberry

                                                             Thomas E. Stanberry

                                 Chairman, President and Chief Executive Officer

(1) In July 2004, the Company's Board of Directors authorized a 5% common stock dividend. Per share numbers in this report have been adjusted for that stock dividend.

(2)      According to data obtained from Howe Barnes Investments, Inc.

Excellent customer service is
                        ALIVE AND WELL

Time and time again, excellent, one-on-one, personalized service is what our customers mention when asked why they remain so loyal to West Bank. Service is the business we're in and we will never forget it. West Bank's many long-term relationships are the result of our purposeful focus on "ethically, aggressively and professionally serving the existing and future needs of our clients." Our mission statement specifically defines our first priority as being "the recognized leader for providing financial solutions and community service in our markets." If excellent customer service were not alive and well at West Bank, we wouldn't have the long track record of successfully following through on those promises. The stories on the following pages bear witness to the effect of relentlessly placing our customers and their needs ahead of everything else. There are hundreds more stories just like them. Listen as our clients and community service partners reveal a recurring theme of unparalleled individual attention and customer service.

                                    [PHOTO]
 Charlie Grask (center), president of Des Moines Service Corporation, says West
      Bank gives him the support he needs to run his business efficiently. Pictured with him are West Bank assistant trust officer, Jami Turner (right), and Brad Winterbottom (left), West Bank president.

            "THERE WILL ALWAYS BE INTELLIGENT, PROFESSIONAL DIALOGUE"


  When Charlie Grask was ready to make a change in his banking relationship, he called West Bank president Brad Winterbottom for advice. They met and twelve hours later had worked out a deal that resulted in Charlie moving his business accounts to West Bank. Charlie is the president of Des Moines Service Corporation, which owns the local National Car Rental and Alamo Rent-A-Car franchises. "The arrangement we worked out," said Charlie, "gives me the flexibility I need to run my business." Charlie's father, Phil Grask, started the business with the National Car Rental franchise in 1968. Charlie went to work for the company when he was 16 years old as a car prep person. Throughout his college years, he worked the counter renting cars. Following college, Charlie rose through the management structure and when his father retired six years ago, he became president. The company added the Alamo Rent-A-Car franchise two years ago. They currently operate two locations in Des Moines, one at the Des Moines International Airport and the other on the west side at 100th and Hickman Road. In addition to maintaining business checking and loan accounts at West Bank, Charlie says he uses VMF Capital to manage his company's 401(k) and profit sharing plans, and West Bank's trust department acts as trustee. "So far, West Bank has performed well on every service related issue we've had. I would recommend West Bank to other businesses because they really want to work with you," he said. "I feel there's a real line of communication with the people at West Bank. They know what we do and how we like to do it. Issues can come up at any time, but I feel with West Bank, there will always be intelligent, professional dialogue."

"NOTHING TAKES THE PLACE OF PERSONALIZED SERVICE"

  John Leachman, Sr., chairman and CEO of Des Moines-based Leachman Lumber Company, places a lot of importance on personal relationships. As head of an 83-year-old family business that supplies lumber and building products primarily to home builders and contractors, John says nothing takes the place of personalized service. He's been banking with West Bank for more than 37 years because of "the personal attention I get from them. They're absolutely the best at that!" John's father and grandfather started Leachman Lumber in 1921. John grew up in the lumber business and joined the company in 1957. With an inventory that sometimes swells to more than $1.8 million, Leachman Lumber relies heavily on West Bank as their financial partner. "We recently wanted to buy some of the properties around us so we can expand," said John. "West Bank not only helped us with financing, but was very encouraging of our expansion." John often recommends West Bank to other businesses. "I tell them West Bank will take a personal interest in their business and help it grow," he said. Even though Leachman Lumber's president and COO, Jim Kahler, is not a Leachman family member, the company remains a Leachman family enterprise. John's nephew, Mark, Jr., is the purchasing agent; John's son, John, Jr. (Jack), is involved with sales; and John's daughter, Jennifer, a CPA, is the company's chief financial officer. Perhaps the most famous Leachman family member is Hollywood actress Cloris Leachman, John's cousin. Her father, Berkley Leachman, worked in the family business until his death. "Cloris was in Des Moines just a while back," said John. "She came out to the lumberyard and visited, gave hugs, and made everybody feel special. She's a wonderful woman." Another personal relationship John prizes!

                                     [PHOTO]
John Leachman, Sr. (right), chairman and CEO of Leachman Lumber Company, pauses to pose with West Bank senior vice president, Roger Reed. (left)

                                    [PHOTO]
 Doctors Hamed (left) and Ferial Tewfik (middle) pose with West Bank Iowa City market president, Lynn Rowat, outside their treatment center in Iowa City.

              "A VERY CONSTRUCTIVE, VERY PROFESSIONAL RELATIONSHIP"

  Doctors Hamed and Ferial Tewfik have dedicated their lives to treating patients with cancer. The husband and wife physician team, originally from Alexandria, Egypt, started their medical training in their native country, where they became interested in a new technology called "Cobalt Radiation Therapy." This interest resulted in an opportunity to travel overseas and they eventually finished their medical training at the University of New York at Buffalo. "Fate" is what Hamed says brought them to Iowa. They had a cousin living in Iowa City and after a 1971 visit, they moved to Iowa City to practice medicine. Their specialty is radiation oncology and in 1985 they opened the Iowa City Cancer Treatment Center, specializing in cancer radiation treatment. The Tewfiks work with a staff of eight, including a radiation physicist. They have a banking relationship with West Bank in Iowa City, primarily, Hamed says, because "it's a community-based bank interested in the local people doing business in the community." He likes the "personal, one-on-one working relationship" he has with West Bank, particularly with West Bank Iowa City market president, Lynn Rowat, and West Bank second vice president, Maggie Kiewiet. "They're very knowledgeable and they really understand our needs," Hamed said. The Tewfiks like the service they receive from West Bank so much they not only have their business accounts with us, but also their personal accounts. They even have a daughter living in Virginia who has an account at West Bank. "So far our relationship with West Bank has been very constructive, very professional," he concludes. "They take care of our business with a minimum of hassle, a minimum of work. No problems. No snags. And all it takes is a telephone call to get things done."

                        A good corporate
                                NEIGHBOR & FRIEND

FOUNDATION LAUNCHED

  Always known for its generous giving to various charitable civic, and cultural activities and causes in the communities we serve, West Bancorporation established a charitable foundation to consider and award donations.

   The West Bancorporation Foundation, Inc. was founded as a permanently funded vehicle for providing assistance to various community needs. "It's our way of formally setting aside money for the purpose of giving back to the community," explained Joyce Chapman, West Bank executive vice president, who serves as executive director of the Foundation. "We have always given to deserving causes and are known for our giving. But the foundation now provides a formal structure through which we can set aside funds for accomplishing our charitable activities."

   Requests for donations from the foundation should be made to Joyce Chapman at West Bank. "All requests will be reviewed on a regular basis by the foundation's board of directors," she explained. "We will look at the nature of the effort and whether or not it fits the stated purposes of the foundation."

   "We're excited about establishing the foundation," she stated. "It allows us to permanently set aside funds that will enable us to continue our support of viable efforts that benefit the communities and their citizens."

BUY FRESH, BUY LOCAL

   West Bank has become a sponsor of "Buy Fresh, Buy Local", a partnership with Practical Farmers of Iowa and the Drake University Agricultural Law Center. The "Buy Fresh, Buy Local" program encourages consumers to buy and enjoy fresh foods from local producers. It also educates consumers about the economic, social and product benefits of buying fresh, local foods. Buying locally supports local farms and businesses in the central Iowa area and contributes to the overall economic well-being of the state. The program through its website, (www.practicalfarmers.org) links consumers and producers alike to a directory of area farmers market locations and dates, as well as restaurants, grocery stores and other businesses featuring fresh, locally grown food.

TOOLS FOR SCHOOLS

                                                                       [GRAPHIC]

   The first annual West Bank "Tools For Schools" supply drive was held at ten West Bank locations in Des Moines and Iowa City in September. Designed to benefit middle and grade schools in Des Moines, West Des Moines, Urbandale and Iowa City school districts, more than $14,000 in cash and school supplies was collected to help replenish basic school supplies used in these districts during the school year.

     "Tools For Schools" was established by West Bancorporation Inc., in response to this year's state and federal educational funding cuts. The effort was coordinated through school district representatives, who helped establish needs and facilitated the distribution of supplies to the schools. The "Tools For Schools" effort marks the first time four different area school districts have teamed up for such a campaign.

                                     [PHOTO]
 West Bancorporation chairman, president and CEO, Tom Stanberry, and West Bank executive vice president, Joyce Chapman, are joined by area school children to help celebrate the success of the first annual West Bank "Tools For Schools"
    supply drive campaign. The West Bancorporation Foundation kicked off the campaign with a $5,000 cash donation.

                     DIRECTORS & EXECUTIVE OFFICERS

     WEST BANCORPORATION BOARD OF
     DIRECTORS

                                          FRANK W. BERLIN    1           [PHOTO]
                  President, Frank W. Berlin & Associates

                                       ORVILLE E. CROWLEY    2
                             President, Linden Lane Farms

                                        DAVID R. MILLIGAN    3
                                 Executive Vice President

                                           JACK G. WAHLIG    4
                      President, Integrus Financial, L.C.

                                             CONNIE WIMER    5
                         Publisher, Business Publications

                                         ROBERT G. PULVER    6
              President & CEO, All State Industries, Inc.

                                      THOMAS E. STANBERRY    7
                               Chairman, President, & CEO

                                        STEVEN G. CHAPMAN    8
                           President & CEO, ITAGroup, Inc

                                       MICHAEL A. COPPOLA    9
                      President, Coppola Enterprises, Inc.

  West Bancorporation directors gathered for this photo in the new board room, currently under construction.

     WEST BANK EXECUTIVE OFFICERS

                                      THOMAS E. STANBERRY    1           [PHOTO]
                                            Vice Chairman

                                        DAVID R. MILLIGAN    2
                       Chairman & Chief Executive Officer

                                     BRAD L. WINTERBOTTOM    3
                                                President

                                         JOYCE A. CHAPMAN    4
                                 Executive Vice President

                                         SHAREN K. SURBER    5
                                 Executive Vice President

                                       DOUGLAS R. GULLING    6
                                  Chief Financial Officer

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS                             December 31, 2004 & 2003


ASSETS                                                                                            2004                2003
------                                                                                            ----                ----
  Cash and due from banks                                                                  $    18,686,360          $    27,786,795
  Federal funds sold and other short-term investments                                           11,193,099               54,287,004
      CASH AND CASH EQUIVALENTS                                                                 29,879,459               82,073,799

  Securities available for sale                                                                281,110,020              178,308,941
  Securities held to maturity                                                                   59,419,549               91,406,205
  Federal Home Loan Bank stock, at cost                                                          6,522,800                5,197,600
  Loans                                                                                        725,845,003              599,355,407
    Allowance for loan losses                                                                   (6,526,824)              (5,975,587)
      LOANS, NET                                                                               719,318,179              593,379,820
  Premises and equipment, net                                                                    4,309,597                3,683,020
  Accrued interest receivable                                                                    6,505,047                5,878,880
  Goodwill and other intangible assets                                                          16,561,810               16,900,487
  Bank-owned life insurance                                                                     21,256,138               20,386,714
  Other assets                                                                                   3,551,911                3,396,145

                                                                                           $ 1,148,434,510          $ 1,000,611,611

LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
LIABILITIES
-----------
  Deposits:
    Noninterest bearing demand                                                             $   186,710,245          $   172,070,832
    Savings and interest bearing demand                                                        422,560,048              403,060,980
    Time, in excess of $100,000                                                                193,716,248               63,463,030
    Other time                                                                                  62,945,833               66,479,171
      TOTAL DEPOSITS                                                                           865,932,374              705,074,013

  Federal funds purchased and securities sold
    under agreements to repurchase                                                              74,543,033               85,442,675
  Other short-term borrowings                                                                    4,668,451                9,141,973
  Long-term borrowings                                                                         101,892,773              106,024,315
  Accrued expenses and other liabilities                                                         3,777,903                2,032,291
      TOTAL LIABILITIES                                                                      1,050,814,534              907,715,267

STOCKHOLDERS' EQUITY
--------------------
  Common stock, no par value; authorized
    50,000,000 shares; 16,701,843 & 16,863,285 shares issued
    and outstanding at December 31, 2004 and 2003, respectively                                  3,000,000                3,000,000
  Additional paid-in capital                                                                    32,000,000               32,000,000
  Retained earnings                                                                             62,565,046               56,796,771
  Accumulated other comprehensive income                                                            54,930                1,099,573
      TOTAL STOCKHOLDERS' EQUITY                                                                97,619,976               92,896,344

                                                                                           $ 1,148,434,510          $ 1,000,611,611

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (1)(2)
                                      Years Ended December 31, 2004, 2003 & 2002

INTEREST INCOME:                                                                        2004              2003              2002
                                                                                        ----              ----              ----
           Loans                                                                     $37,168,986       $32,633,401       $33,035,194
           Securities:
             U.S. Treasury, government agencies and corporations                       6,408,522         4,727,838         6,764,475
             States and political subdivisions                                         2,399,378         1,725,250         1,625,568
             Other                                                                     2,673,791         3,111,436         1,404,173
           Federal funds sold and other short-term investments                           947,993         1,263,190         1,810,348
                  TOTAL INTEREST INCOME                                               49,598,670        43,461,115        44,639,758

INTEREST EXPENSE:
           Demand and savings deposits                                                 3,681,439         3,084,033         3,755,205
           Time deposits                                                               3,759,910         2,665,970         5,084,437
           Federal funds purchased and securities
            sold under agreements to repurchase                                          857,050         1,503,051         1,929,097
           Other short-term borrowings                                                   444,120             8,564            29,622
           Long-term borrowings                                                        5,209,148         3,877,773         2,851,210
                  TOTAL INTEREST EXPENSE                                              13,951,667        11,139,391        13,649,571

                  NET INTEREST INCOME                                                 35,647,003        32,321,724        30,990,187

PROVISION FOR LOAN LOSSES                                                              1,200,000           850,000           910,000
                  NET INTEREST INCOME AFTER
                    PROVISION FOR LOAN LOSSES                                         34,447,003        31,471,724        30,080,187

NONINTEREST INCOME:
           Service charges on deposit accounts                                         4,968,077         4,984,373         4,705,261
           Trust services                                                                631,500           507,000           569,634
           Investment advisory fees                                                    2,682,690           503,899              --
           Increase in cash value of bank-owned life insurance                           869,423           666,785              --
           Proceeds from bank-owned life insurance                                          --             821,254              --
           Net realized gains from securities available for sale                         198,877           299,562           115,939
           Other income                                                                1,355,342         1,522,348         1,223,368
                  TOTAL NONINTEREST INCOME                                            10,705,909         9,305,221         6,614,202

NONINTEREST EXPENSES:
           Salaries and employee benefits                                              9,680,139         7,700,608         6,408,438
           Occupancy                                                                   2,056,755         1,582,660         1,310,971
           Data processing                                                             1,360,724         1,130,131         1,006,272
           Charitable contributions                                                      147,584         1,483,516           106,552
           Other expenses                                                              3,722,923         2,797,331         2,388,294
                  TOTAL NONINTEREST EXPENSE                                           16,968,125        14,694,246        11,220,527

                  INCOME BEFORE INCOME TAXES                                          28,184,787        26,082,699        25,473,862

INCOME TAXES                                                                           9,570,310         8,800,071         9,098,059
                  NET INCOME                                                         $18,614,477       $17,282,628       $16,375,803

EARNINGS PER SHARE:
           Basic                                                                     $      1.11       $      1.02       $      0.97

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (1)
                                      Years Ended December 31, 2004, 2003 & 2002



COMMON STOCK                                                                         2004               2003               2002
                                                                                     ----               ----               ----
          Beginning of year balance                                              $  3,000,000       $  3,000,000       $  3,000,000
          End of year balance                                                       3,000,000          3,000,000          3,000,000

ADDITIONAL PAID-IN CAPITAL
          Beginning of year balance                                                32,000,000         32,000,000         32,000,000
          End of year balance                                                      32,000,000         32,000,000         32,000,000

RETAINED EARNINGS
          Beginning of year balance                                                56,796,771         49,792,716         43,374,281
          Net income                                                               18,614,477         17,282,628         16,375,803
          Dividends on common stock; per share
            amounts 2004 $0.625, 2003 $0.610, 2002 $0.590                         (10,483,877)       (10,278,573)        (9,957,368)
          Purchase of fractional shares resulting
            from stock dividend                                                        (2,090)              --                 --
          Shares reacquired under the common
            stock repurchase plan                                                  (2,360,235)              --                 --
          End of year balance                                                      62,565,046         56,796,771         49,792,716

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
          Beginning of year balance                                                 1,099,573          1,031,446            637,980
          Unrealized gains (losses) on securities, net of tax                      (1,044,643)            68,127            393,466
          End of year balance                                                          54,930          1,099,573          1,031,446

TOTAL STOCKHOLDERS' EQUITY                                                       $ 97,619,976       $ 92,896,344       $ 85,824,162


CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME                  Years Ended December 31, 2004, 2003 & 2002

                                                                                     2004                2003               2002
                                                                                     ----                ----               ----
NET INCOME                                                                       $ 18,614,477        $ 17,282,628       $ 16,375,803
OTHER COMPREHENSIVE INCOME (LOSS),
           Unrealized gains (losses) on securities, net of tax                     (1,044,643)             68,127            393,466
COMPREHENSIVE INCOME                                                             $ 17,569,834        $ 17,350,755       $ 16,769,269

FORM 10-K

A copy of the Company's annual report to the Securities and Exchange Commission on Form 10-K will be mailed when available without charge to shareholders upon written request to the Chief Financial Officer. The annual report will also be available on the Securities and Exchange Commission's website at http://www.sec.gov/edgar/searchedgar/webusers.htm and through a link on the Company's investor relations web page at www.westbankiowa.com.

                                        WEST BANCORPORATION, INC. & SUBSIDIARIES
STOCK INFORMATION

West Bancorporation, Inc. common stock is traded on the Nasdaq National Market and quotations are furnished by the Nasdaq System. There were 332 common stockholders of record on December 31, 2004, and an estimated 850 additional beneficial holders whose stock was held in street name by brokerage houses.

MARKET AND DIVIDEND INFORMATION (1)(3)

2004                                                       HIGH       LOW       DIVIDENDS
       1st quarter                                        $17.14     $15.40       $0.152
       2nd quarter                                         17.14      13.93        0.152
       3rd quarter                                         17.54      14.76        0.160
       4th quarter                                         18.15      16.21        0.160
2003
       1st quarter                                        $16.70     $13.67       $0.152
       2nd quarter                                         18.68      15.02        0.152
       3rd quarter                                         17.92      15.77        0.152
       4th quarter                                         17.66      16.24        0.152

(1) In July 2004, the Company's Board of Directors authorized a 5% common stock dividend. Per share numbers in this report have been adjusted for that stock dividend.

(2) Minor reclassifications were made to certain 2003 and 2002 categories to conform to the 2004 presentation.

(3) The prices shown are the high and low sale prices for the Company's common stock. The market quotations, reported by Nasdaq, do not include retail markup, markdown or commissions.

     NASDAQ SYMBOL: WTBA       WALL STREET JOURNAL AND OTHER NEWSPAPERS: WestBcp

TRANSFER AGENT/DIVIDEND PAYING AGENT  GENERAL COUNSEL           INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
------------------------------------  ---------------           ---------------------------------------------
Illinois Stock Transfer Company       Ahlers & Cooney P.C.      McGladrey & Pullen, LLP
209 West Jackson Boulevard, Suite 903 100 Court Avenue          400 Locust Street
Chicago, Illinois 60606-6905          Suite 600                 Suite 640
800-757-5755                          Des Moines, Iowa 50309    Des Moines, Iowa 50309
www.illinoisstocktransfer.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of West Bancorporation, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of West Bancorporation, Inc. and subsidiaries as of December 31, 2004, and 2003, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows (not presented herein) for each of the three years in the period ended December 31, 2004 and in our report dated March 3, 2005, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements appearing in this report is fairly presented, in all material respects, in relation to the consolidated financial statements from which it has been derived.

                                                     /s/ McGladrey & Pullen, LLP

Des Moines, Iowa
March 3, 2005

WEST BANCORPORATION, INC. AND SUBSIDIARIES' BOARDS OF DIRECTORS

JON K. AUGUSTINE (3)                                                   DAVID R. MILLIGAN (1,2,3)
Managing Director, WB Capital Management Inc.                          Chairman & CEO, West Bank
                                                                       Executive Vice President, West Bancorporation, Inc.
FRANK W. BERLIN (1,2,6,7)
President, Frank W. Berlin & Associates                                GEORGE D. MILLIGAN (2)
                                                                       President, The Graham Group, Inc.
THOMAS A. CARLSTROM (2)
Neurosurgeon                                                           THOMAS E. MYERS (3)
                                                                       Executive Vice President & Managing Director,
JOYCE A. CHAPMAN (2,3)                                                 WB Capital Management Inc.
Executive Vice President, West Bank
Vice President, West Bancorporation, Inc.                              ROBERT G. PULVER (1,2,6,7)
                                                                       President & CEO, All State Industries, Inc.

STEVEN G. CHAPMAN (1,2,7)                                              KEVIN J. SMITH (3)
President & CEO, ITAGroup, Inc.                                        Senior Vice President, West Bank

CHRISTOPHER C. COOK (3)                                                THOMAS E. STANBERRY (1,2,3)
Managing Director, WB Capital Management Inc.                          Chairman, President, & CEO, West Bancorporation, Inc.
                                                                       Vice Chairman, West Bank
MICHAEL A. COPPOLA (1,2,5)                                             Chairman, WB Capital Management Inc.
President, Coppola Enterprises, Inc.
                                                                       JACK G. WAHLIG (1,2,5)
ORVILLE E. CROWLEY (1,4,6)                                             President, Integrus Financial, L.C.
President, Linden Lane Farms
                                                                       CONNIE WIMER (1,2,5,6)
SCOTT D. ELTJES (3)                                                    Publisher, Business Publications
Managing Director, WB Capital Management Inc.
                                                                       BRAD L. WINTERBOTTOM (2,3)
KAREN J. GREEN (3)                                                     President, West Bank
Managing Director, WB Capital Management Inc.

DOUGLAS R. GULLING (3)
Executive Vice President & Chief Financial Officer,
West Bancorporation, Inc.
Chief Financial Officer, West Bank
Treasurer, WB Capital Management Inc.

HARLAN D. HOCKENBERG (4)
Attorney, Sullivan & Ward, P.C.

PAUL R. KNAPP (4)
Vice President, Knapp Properties, Inc.

(1)      Director of West Bancorporation, Inc.

(2)      Director of West Bank

(3)      Director of WB Capital Management Inc.

(4)      Director Emeritus of West Bank

(5)      Audit Committee

(6)      Compensation Committee

(7)      Nominating & Corporate Governance Committee

WEST BANK OFFICERS

SHAREN K. SURBER               RODNEY S. WEIKERT                     PAM K. KELLER               GEORGANN R. MEFFERD
Executive Vice President       Senior Vice President - Real Estate   Vice President              Vice President & Compliance Officer

LYNN E. ROWAT                  LOUIS H. ANDERSON                     J. CRAIG KROUCH             ALLEN R. PETERSEN
Market President - Iowa City   Vice President                        Vice President              Vice President

TOM CILEK                      MICHELE A. BELDEN                     KEITH A. KURTH              MARIE I. ROBERTS
Senior Vice President          Vice President                        Vice President              Vice President & Controller

RONALD H. DEGEN                RUSSELL W. BREAZEALE                  CATHERINE L. MACKAY         JOHN J. STONE
Senior Vice President          Vice President                        Vice President - Marketing  Vice President

MARC J. MEYER                  JOHN HUMESTON                         JOHN F. MCKINNEY III        KAY A. TRAGER
Senior Vice President          Vice President                        Vice President & Assistant  Vice President
                                                                     Counsel

ROGER L. REED                  ALICE A. JENSEN                       DANIEL L. MCNACE
Senior Vice President          Vice President & Secretary, West Bank Vice President
                               Secretary, West Bancorporation
                               & WB Capital Management Inc.

                              WEST BANK LOCATIONS

DES MOINES MARKET

Main Bank
1601 22nd o West Des Moines

Grand
125 Grand Ave o West Des Moines

Urbandale
3255 99th St o Urbandale

North
3839 Merle Hay Rd o Des Moines

City Center
809 6th Ave o Des Moines

Skywalk
501 Locust #214 o Des Moines

East
2742 Hubbell o Des Moines

South
SW 9th & Watrous o Des Moines

EASTERN IOWA MARKET

Downtown
229 S. Dubuque Street o Iowa City

East
1910 Lower Muscatine Road o Iowa City

Coralville
1150 5th Street o Coralville

CUSTOMER SERVICE

Des Moines: 515.222.2360
Iowa City/Coralville: 319.351.4121

24 Hour Telephone Banking:

515.222.0314 / toll free 1.866.815.7858

VMF CAPITAL

1370 NW 114th St       |       118 Third Ave SE
Suite 202              |       Suite 700
Clive, IA 50325        |       Cedar Rapids, IA 52401

Phone: 1.800.343.7084

WEST BANCORPORATION

1601 22nd Street
Suite 209
West Des Moines, IA 50266

Phone: 515.222.2300

WWW.WESTBANKIOWA.COM

Member FDIC  [FEDERAL HOUSING LENDER LOGO]

        We want you to know: Investment products provided by VMF Capital

             ARE NOT       |    MAY LOSE     |    ARE NOT BANK
          FDIC INSURED     |     VALUE       |     GUARANTEED

Accounts offered through VMF Capital, a non-bank affiliate of West
Bancorporation.